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                             Filed By:        MountainBank Financial Corporation

                             Subject Company: Cardinal Bankshares Corporation
                                              Commission File No. 000-28780

                             Date:            May 30, 2002

              Pursuant to Rule 425 under the Securities Act of 1933 and deemed to be filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

     The following is a joint press release issued by Mountainbank Financial Corporation and Cardinal Bankshares Corporation on May 30, 2002, announcing that they have entered into an agreement in principle to merge. The text of the joint press release is as follows:

                                  News Release

Date:             Thursday May 30, 2002

Contact:          J. W. Davis, President and CEO
                  MountainBank Financial Corporation (828) 693-7376

                  Leon Moore, Chairman, President and CEO
                  Cardinal Bankshares Corporation (540) 745-4191

Release Date:     For Immediate Release

           CARDINAL BANKSHARES CORPORATION AND MOUNTAINBANK FINANCIAL
              CORPORATION ANNOUNCE AGREEMENT IN PRINCIPLE TO MERGE

     FLOYD, VA. and HENDERSONVILLE, N.C. / May 29 / PR Newswire / -- The Boards of Directors of Cardinal Bankshares Corporation (OTCBB: CDBK) and MountainBank Financial Corporation (OTCBB: MBFC) announced today that they have entered into a letter of intent whereby Cardinal Bankshares Corporation and MountainBank Financial Corporation would merge in a stock transaction valued at approximately $36.9 million. The merger transaction is subject to execution of a definitive merger agreement, the approval of the shareholders of both companies, and to receipt of required state and federal bank regulatory approvals. Subject to those contingencies, it is expected that the transaction will be consummated during the fourth quarter of 2002. The resulting company would be the eighth largest publicly traded bank holding company headquartered in North Carolina, with total assets in excess of $835 million and 20 banking offices. The transaction is expected to be structured as a tax free reorganization whereby Cardinal shareholders will receive a combination of MountainBank Financial common and convertible preferred stock valued at $24.00 per Cardinal share, with the actual number of shares to be issued for each Cardinal share to be based on the market value of MountainBank Financial's common stock immediately prior to consummation of the merger.

     Cardinal Bankshares Corporation, headquartered in Floyd, Virginia, has approximately $185 million in assets. It is the bank holding company for Bank of Floyd, which operates five banking offices in Floyd, Christiansburg, Hillsville, Roanoke and Willis, Virginia.

     MountainBank Financial Corporation, parent company of MountainBank headquartered in Hendersonville, N.C., has approximately $650 million in assets and currently operates 15 banking offices in

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nine western North Carolina counties and a mortgage subsidiary headquartered in
Greenwood, South Carolina.

     Upon consummation of the transaction, Bank of Floyd will become a wholly owned subsidiary of MountainBank Financial Corporation and will continue to operate under its existing charter and name. Mr. Leon Moore, Cardinal's Chairman, President and CEO, will continue in his current position as Bank of Floyd's Chairman, President and CEO and will become a Director of MountainBank Financial Corporation.

     Mr. Moore commented on the announcement stating, "We are very excited with this opportunity to become a part of such a growing and dynamic organization as MountainBank. We believe that the combination of our two companies will provide our shareholders and staff with significant benefits and opportunities for growth while still providing the same personalized service that our customers have grown to expect from Bank of Floyd over the years. We look forward to joining MountainBank and together expanding our brand of banking in Southwest Virginia."

     J. W. Davis, President and Chief Executive Officer of MountainBank Financial Corporation, stated, "Cardinal Bankshares Corporation is a very profitable, well managed banking company with whom we are proud to form a strategic alliance. Leon Moore is recognized throughout Virginia as an industry leader and strong proponent of community banking. His vision and values are compatible with those of MountainBank, and we are gratified to be moving forward as his financial partner."

                           ---------------------------

     This joint press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding MountainBank Financial Corporation ("MFC"), Cardinal Bankshares Corporation ("Cardinal") and their proposed merger. Those statements include, but are not limited to: (1) statements about the benefits of the proposed merger (including future financial and operating results, cost savings, and enhanced revenues),
(2) statements regarding MFC's and Cardinal's plans, objectives, expectations and intentions and other statements that are not historical facts; and (3) other statements identified by words such as "believes," "expects," "anticipates," "estimates," "intends," "plans," "targets," "projects," "would be," and similar expressions. These statements are based upon the current beliefs and expectations of MFC's and Cardinal's management and they are subject to significant risks and uncertainties. Actual or future results or events may differ from those set forth in the forward-looking statements.

     The following risks and other factors, among others, could cause actual results or events to differ materially from the anticipated results, events or other expectations expressed in the forward-looking statements: (1) that the businesses of MFC and Cardinal will not be integrated successfully or that the process of integrating their businesses may be more difficult, time-consuming or costly than expected; (2) that expected revenue synergies and cost savings from the merger may not be fully realized or may not be realized within the expected time frame; (3) that revenues following the merger may be lower than expected;
(4) that deposit attrition, operating costs, customer loss and business disruption following the merger, including without limitation difficulties in maintaining relationships with employees, may be greater than expected; (5) that required governmental approvals of the merger will not be obtained on its proposed terms and schedule; (6) that Cardinal's or MFC's stockholders will not approve the merger; (7) that competitive pressures among depository and other financial institutions may increase significantly and have an effect on pricing, spending, third-party relationships and revenues; (8) that the strength of the United States economy in general, and of the local economies in which the combined company will operate, may be different than expected, which could result in, among other things, a deterioration in credit quality or a reduced demand for credit and have a negative effect on the combined company's loan portfolio and allowance for loan losses; (9) that there will be changes in the U.S. legal and regulatory framework; and (10) that there will be adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) which would negatively affect the combined company's business and operating results.

     Additional factors that could cause MFC's and Cardinal's results to differ materially from those described in the forward-looking statements can be found in reports (such as Annual Reports on Form 10-K

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or 10-KSB, Quarterly Reports on Form 10-Q or 10-QSB and Current Reports on Form
8-K) filed by MFC and Cardinal with the Securities and Exchange Commission and which are available, without charge, at the SEC's Internet site (http://www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed merger or other matters attributable to MFC and Cardinal or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. MFC and Cardinal do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

     The proposed merger will be submitted to the stockholders of Cardinal and MFC for their consideration and approval. MFC will file a registration statement, a prospectus (which will be combined with Cardinal's and MFC's joint proxy statements) and other related documents with the SEC concerning the proposed merger. THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT MATERIALS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER FILINGS CONTAINING INFORMATION ABOUT CARDINAL OR MFC, WILL CONTAIN IMPORTANT INFORMATION, AND CARDINAL'S AND MFC'S STOCKHOLDERS ARE URGED TO READ THOSE DOCUMENTS WHEN THEY BECOME AVAILABLE AND BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED MERGER. YOU WILL BE ABLE TO OBTAIN A FREE COPY OF THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT MATERIALS (WHEN THEY BECOME AVAILABLE), AND ANY OTHER DOCUMENTS FILED BY MFC OR CARDINAL, AT THE SEC'S INTERNET SITE (http://www.sec.gov). IN ADDITION, YOU MAY OBTAIN COPIES OF THE JOINT PROXY STATEMENT/PROSPECTUS, ANY SEC FILINGS THAT WILL BE INCORPORATED BY REFERENCE IN THE JOINT PROXY STATEMENT/PROSPECTUS, AND ANY OTHER DOCUMENTS FILED WITH THE SEC BY MFC, WITHOUT CHARGE, BY DIRECTING A REQUEST TO THE PRESIDENT, MOUNTAINBANK FINANCIAL CORPORATION, 201 WREN DRIVE, HENDERSONVILLE, N.C. 28792, TELEPHONE (828) 693-7376. YOU MAY OBTAIN COPIES OF ANY DOCUMENTS FILED WITH THE SEC BY CARDINAL, WITHOUT CHARGE, BY DIRECTING A REQUEST TO THE PRESIDENT, CARDINAL BANKSHARES CORPORATION, 101 JACKSONVILLE CIRCLE, FLOYD, VIRGINIA 24091, TELEPHONE (540) 745-4191.

     MFC and Cardinal, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of Cardinal and MFC in favor of the proposed merger. INFORMATION ABOUT MFC'S DIRECTORS AND EXECUTIVE OFFICERS AND THEIR OWNERSHIP OF MFC'S CAPITAL STOCK IS CONTAINED IN THE PROXY STATEMENT DISTRIBUTED BY MFC IN CONNECTION WITH ITS 2002 ANNUAL MEETING OF STOCKHOLDERS WHICH WAS FILED WITH THE SEC ON MAY 15, 2002. INFORMATION ABOUT CARDINAL'S DIRECTORS AND EXECUTIVE OFFICERS AND THEIR OWNERSHIP OF CARDINAL'S CAPITAL STOCK IS CONTAINED IN THE PROXY STATEMENT DISTRIBUTED BY CARDINAL IN CONNECTION WITH ITS 2002 ANNUAL MEETING OF STOCKHOLDERS WHICH WAS FILED WITH THE SEC ON APRIL 9, 2002. ADDITIONAL INFORMATION REGARDING THE INTERESTS OF THOSE PARTICIPANTS IN THE PROPOSED MERGER MAY BE OBTAINED BY READING THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE.

     This press release does not constitute an offer of any securities for sale. Any offer will be made only by the joint proxy statement/prospectus.

SOURCE: Cardinal Bankshares Corporation and MountainBank Financial Corporation

                              +++End of Release+++